[redacted]

10028340

BB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 - 17668

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

LPL Financial Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 22 Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Lux **858-450-9606**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr.	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

BB
3/9

OATH OR AFFIRMATION

I, Robert J. Moore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LPL Financial Corporation (the "Company") as of December 31, 2009, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a client.

Signature

Chief Financial Officer

Title

Notary Public

This report contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
- (x) Notes to Financial Statements.
- (x) (g) Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act.
- (x) (h) Schedule II: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- (x) (i) Schedule III: Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- (x) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g) above) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
- ( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
- (x) (1) An Oath or Affirmation.
- (x) (m) A Copy of the SIPC Supplemental Report. (Filed Separately)
- (x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
- (x) (o) Schedule IV: Schedule of Segregation Requirements and Funds in Segregation for Clients Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act and Schedule of Secured Amounts and Funds Held in Separate Accounts of Foreign Futures and Foreign Options Clients (Regulation 30.7).

ACKNOWLEDGMENT

State of California
County of San Diego)

On February 24, 2010 before me, S. Lewis, Notary Public
(insert name and title of the officer)

personally appeared Robert J. Moore,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

S. LEWIS
Commission # 1725547
Notary Public - California
San Diego County
My Comm. Expires Mar 14, 2011

Signature ______________________ **(Seal)**

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
LPL Financial Corporation
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by LPL Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating LPL Financial Corporation's compliance with the applicable instructions of the Form SIPC-7T. LPL Financial Corporation's management is responsible for LPL Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (bank disbursement account statements) noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, FOCUS Income Statement, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (for the time period of April 1, 2009 to December 31, 2009) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (for the time period of April 1, 2009 to December 31, 2009) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2010

LPL Financial Member FINRA/SIPC 9785 Towne Centre Drive, San Diego CA 92121-1968 (858) 450-9606

DATE: 25-FEB-10 VENDOR: SECURITIES INVESTOR VENDOR NO.: 2929 297180

INV. NO.	INVOICE DATE	COMMENT	DISCOUNT	NET AMOUNT
7304	25-FEB-10	SPIC 7T ASSESSMENT	0.00	393,912.00
		TOTAL	0.00	393,912.00

The Face of This Document Has a Colored Background on White Paper. Paper Includes: Fluorescent Fiber, Bleach Reactive Void, Black Dye Blue Stain and An Artificial Watermark on the Back

LPL Financial

Bank of America

Controlled Disbursement
Bank of America, N.A.
Atlanta, Dekalb County, Georgia

64-1278
611

297180

LPL Financial Member FINRA/SIPC
9785 Towne Centre Drive
San Diego CA 92121-1968 (858) 450-9606

CHECK DATE	CHECK AMOUNT
25-FEB-10	$ $393,912.00

VOID AFTER 6 MONTHS FROM DATE OF ISSUE
TWO SIGNATURES REQUIRED IF $10,000 OR MORE

PAY Three Hundred Ninety-Three Thousand Nine Hundred Twelve Dollars And 00 Cents

TO THE ORDER OF
SECURITIES INVESTOR PROTECTION CORP.
805 15TH STREET N.W., STE 800
WASHINGTON, D.C. 20005-2215

AUTHORIZED SIGNATURE

⑈297180⑈ ⑆061112788⑆ 329 911 0363⑈

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017668 FINRA DEC
LPL FINANCIAL CORPORATION 9*9
ATTN: STEPHANIE BROWN
1 BEACON ST 22ND FL
BOSTON MA 02108-3107

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 582,054

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (188,142)

JULY 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 393,912

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 393,912

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 393,912

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LPL FINANCIAL CORPORATION
(Name of Corporation, Partnership or other organization)

X [signature]
(Authorized Signature)

VICE PRESIDENT
(Title)

Dated the 24 day of FEBRUARY, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending DEC , 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,825,707,004
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	815,916,510
(2) Revenues from commodity transactions.	568,340
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	352,492
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	770,985,807
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5,062,058	
Enter the greater of line (i) or (ii)	5,062,058
Total deductions	1,592,885,207
2d. SIPC Net Operating Revenues	$ 232,821,797
2e. General Assessment @ .0025	$ 582,054

(to page 1 but not less than $150 minimum)

LPL Financial Corporation

(SEC I.D. No. 8-17668)

Statement of Financial Condition and Supplemental Schedules as of December 31, 2009, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **Public Document.**

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
LPL Financial Corporation
Boston, Massachusetts

We have audited the accompanying statement of financial condition of LPL Financial Corporation (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of LPL Financial Corporation at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The following supplemental schedules of LPL Financial Corporation are presented for purposes of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by regulations under the Commodity Exchange Act:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to and Reconciliation, Including Appropriate Explanations, of Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 Under the Commodity Exchange Act	16
Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act and Schedule of Secured Amounts and Funds Held in separate Accounts for Foreign Futures and Foreign Options Customers (Regulation 30.7)	17

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

February 24, 2010

LPL FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(Dollars in thousands)

ASSETS	
Cash and cash equivalents	$ 224,928
Cash and securities segregated under federal and other regulations	286,889
Receivables from:	
Clients, net of allowance of $792	257,529
Product sponsors, broker-dealers and clearing organizations	161,380
Others, net of allowances of $5,123	93,226
Securities owned—trading (including $7,797 pledged to clearing organizations)	15,361
Securities borrowed	4,950
Fixed assets, net of accumulated depreciation and amortization of $151,006	86,041
Goodwill	11,613
Intangible assets, net of accumulated amortization of $8,606	42,589
Prepaid expenses	25,549
Other assets	12,929
Total assets	$ 1,222,984
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Drafts payable	$ 125,713
Payables to clients	492,288
Payables to broker-dealers and clearing organizations	18,217
Accrued commissions and advisory fees payable	96,235
Accounts payable and accrued liabilities	92,398
Due to affiliates—net	5,963
Securities sold but not yet purchased—at market value	4,003
Unearned revenue	44,396
Total liabilities	879,213
COMMITMENTS AND CONTINGENCIES (Notes 10 and 14)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 7,500 shares authorized; 4,900 shares issued and outstanding	17
Additional paid-in capital	154,409
Retained earnings	189,345
Total stockholder's equity	343,771
Total liabilities and stockholder's equity	$ 1,222,984

See notes to statement of financial condition.

LPL FINANCIAL CORPORATION
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

LPL Financial Corporation (the "Company"), headquartered in Boston, Charlotte, and San Diego, is a clearing broker-dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH"), a Delaware holding corporation.

The Company is a provider of technology, brokerage and investment advisory services supporting a broad range of independent financial advisors, registered investment advisors, financial institutions who employ financial advisors and financial institutions (collectively "customers") throughout the United States of America. Through its proprietary technology, custody and clearing platforms, the Company provides access to diversified financial products and services enabling its customers to offer independent financial advice and brokerage services to retail investors (their "clients").

On July 10, 2009, LPLIH committed to a corporate restructuring plan that consolidated the operations of its subsidiaries, Associated Financial Group, Associated Securities Corp., Associated Planners Investment Advisory, Inc., Mutual Service Corporation and Waterstone Financial Group, Inc. (together, the "Affiliated Entities"), with the operations of the Company.

On September 1, 2009, the Company entered into an Asset Purchase Agreement (the "Agreement") with the Affiliated Entities. Pursuant to this Agreement, the securities licenses of customers associated with the Affiliated Entities who chose to transfer, as well as their respective client accounts which had previously cleared through a third-party platform, were transferred to the Company's clearing platform. Following the completion of these transfer activities, the customers and client accounts that transferred are now associated with the Company. The Agreement occurred between entities under common control and accordingly, certain assets and liabilities were purchased by the Company at their approximate carrying value, as follows (in thousands):

Assets purchased and liabilities assumed:	
Other receivables	$ 5,296
Securities owned	1,724
Fixed assets	103
Intangible assets (Note 7)	42,857
Prepaid expenses	1,284
Other assets	2,087
Due to affiliates	(2,087)
Accounts payable and accrued liabilities	(361)
Unearned revenue	(1,105)
Total net assets purchased	$ 49,798

In addition, the Company also received goodwill of $11.2 million in the form of a capital contribution from LPLH. See Note 7 for further discussion of goodwill.

Certain employees of the Affiliated Entities and their associated benefit obligations were transferred to the Company as a result of the corporate restructuring plan. Additionally, the Company evaluated the organizational structure of its support service departments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes and other matters that impact the statement of financial condition and related disclosures. Actual results could vary from these estimates under different assumptions or conditions and the difference may be material to the statement of financial condition. Subsequent events for this statement of financial condition have been evaluated up to and including February 24, 2010, which is the date this statement of financial condition was issued.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest-bearing deposits, money market mutual funds and U.S. government obligations that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations—As a broker-dealer carrying client accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients in accordance with SEC Rule 15c3-3. At December 31, 2009, the Company had $286.9 million in cash and securities segregated in a special reserve bank account for the exclusive benefit of clients. Included within this account balance, the Company holds $10,000 for the Proprietary Accounts of Introducing Brokers.

Receivables from and Payables to Clients—Receivables from and payables to clients include amounts due on cash and margin transactions. The Company extends credit to its clients to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain client free credit balances held pending investment. Loans to clients are generally fully collateralized by client securities, which are not included in the statement of financial condition.

To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the client and/or the client's financial advisor and the Company's historical experience in collecting on such transactions.

Receivables From Product Sponsors, Broker-Dealers and Clearing Organizations—Receivables from product sponsors, broker-dealers and clearing organizations primarily consist of commission and transaction-related receivables.

Receivables From Others—Receivables from others primarily consist of other accrued fees from product sponsors and amounts due from customers. The Company periodically extends credit to its customers in the form of recruiting loans, commission advances and other loans. The decisions to grant receivables to customers are generally based on either the customer's credit score, the customer's ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the customer's registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Securities Owned and Securities Sold but not yet Purchased—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at market value.

Securities Borrowed and Securities Loaned—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. At December 31, 2009, the Company had $5.0 million in securities borrowed. The collateral received for securities loaned is generally cash and is adjusted daily through the Depository Trust Company's ("DTC") net settlement process and is included in payables to broker-dealers and clearing

organizations in the statement of financial condition. Securities loaned generally represent client securities that can be hypothecated under standard margin loan agreements. At December 31, 2009, the Company had $7.2 million of hypothecated securities loaned under the DTC Stock Borrow Program.

Fixed Assets—Furniture, equipment, computers, purchased software, capitalized software and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Equipment, furniture, fixtures and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Software Development Costs—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization.

The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Goodwill and Intangible Assets—The Company classifies intangible assets into two categories: (1) intangible assets with definite lives subject to amortization and (2) goodwill.

Intangible assets with definite lives include relationships with customers and product sponsors. The Company tests these assets for impairment if conditions exist that indicate the carrying value may not be recoverable. The Company records an impairment charge when the carrying value of the definite-lived intangible asset is not recoverable by the cash flows generated from the use of the asset. See Note 7 for further discussion.

Intangible assets with indefinite lives, such as goodwill, are not amortized. The Company tests goodwill for impairment at least annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired. When the fair value is less than the carrying value, the Company records an impairment charge to reduce the carrying value of the assets to fair value. No impairment occurred for the year ended December 31, 2009.

The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized over their useful lives on a straight-line basis.

Drafts Payable—Drafts payable represent checks drawn against the Company, which have not yet cleared through the bank. At December 31, 2009, the Company had amounts drawn of $111.0 million related to client activities and $14.7 million of corporate overdrafts under a sweep agreement with a bank.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the statement of financial condition.

Income Taxes—The Company has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLIH and is included in the consolidated federal and certain state income tax returns filed by LPLIH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax

provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

Additionally, the Company accounts for uncertain tax positions by recognizing the tax effects of a position in the statement of financial condition only if it is "more-likely-than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. See Note 8 for additional detail regarding the Company's uncertain tax positions.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Client receivables, primarily consisting of floating rate margin loans collateralized by client securities, are charged interest at rates similar to such other loans made within the industry.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Recently Issued Accounting Pronouncements—In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance now codified as Accounting Standards Codification (the "Codification" or "ASC") Topic 105, *Generally Accepted Accounting Principles*, which established a single source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature that was not included in the Codification became non-authoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted the new guidelines and numbering system prescribed by the Codification when referring to GAAP. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on the Company's statement of financial condition.

In April 2009, the FASB issued three staff positions intended to provide additional application guidance and enhance the disclosures regarding fair value measurements and impairments of securities. This guidance is now codified within ASC Topic 820, *Financial Measurements and Disclosures* ("ASC Topic 820"), ASC Topic 825, *Financial Instruments* ("ASC Topic 825") and ASC Topic 320, *Investments—Debt and Equity Securities* ("ASC Topic 320"). ASC Topic 820 provides guidance on determining fair value when market activity has decreased. Updates contained within ASC Topic 825 enhance consistency in financial reporting by increasing the frequency of fair value disclosures. ASC Topic 320 provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt securities. Except for the addition of required disclosures, the adoption of the provisions contained in these topics did not have a material impact on the Company's statement of financial condition.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, *Subsequent Events* ("ASC Topic 855"), which established a general standard of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of ASC Topic 855, which did not have a material impact on the Company's statement of financial condition.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 provides clarification in measuring the fair value of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available and in circumstances in which a liability is restricted from being transferred. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company adopted ASU 2009-05, which did not have a material impact on the Company's statement of financial condition.

3. RESTRUCTURING

Consolidation of Affiliated Entities Initiative

The Company's involvement in the consolidation of the Affiliated Entities was affected to enhance service offerings to customers while also generating efficiencies. The Company has accrued for costs associated with the conversion and transfer of customers and their client accounts and severance costs associated with the elimination of 25 positions. The Company has recorded severance and one-time involuntary termination benefits in accordance with ASC Topic 420, *Accounting for Costs Associated with Exit or Disposal Activities*, and will recognize the accrual ratably over the employees' remaining service period.

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2009, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents—The Company's cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

Securities Segregated Under Federal and Other Regulations—The Company's segregated accounts contain U.S. treasury securities that are short term in nature with readily determinable values derived from quoted prices in active markets.

Securities Owned and Securities Sold But Not Yet Purchased—The Company's trading securities consist of house account model portfolios for the purpose of benchmarking the performance of its fee based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, U.S. treasuries, mutual funds, certificates of deposit, traded equity securities and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs including observable market interest rates that correspond to the remaining maturities or next interest reset dates. At December 31, 2009, the Company did not adjust prices received from the independent third-party pricing services.

The Company has segregated all recurring fair value measurements into the most appropriate level within the fair value hierarchy in the table below, based on an evaluation of inputs used to determine the fair value at December 31, 2009 (in thousands):

	Level 1	Level 2	Level 3	Fair Value Measurements
Assets				
Cash equivalents	$ 83,065	$ —	$ —	$ 83,065
Securities segregated under federal and other regulations	279,579	—	—	279,579
Securities owned:		—	—	
U.S. treasury obligations	7,797	—	—	7,797
Mutual funds	6,694	—	—	6,694
Equity securities	11	—	—	11
Money market funds	181	—	—	181
Debt securities	—	425	—	425
Certificates of deposit	—	253	—	253
Total securities owned	14,683	678	—	15,361
Total assets at fair value	$ 377,327	$ 678	$ —	$ 378,005
Liabilities				
Securities sold but not yet purchased:				
Mutual funds	$ 3,773	$ —	$ —	$ 3,773
Equity securities	7	—	—	7
U.S. treasury obligations	5	—	—	5
Certificates of deposit	—	123	—	123
Debt securities	—	95	—	95
Total securities sold but not yet purchased	$ 3,785	$ 218	$ —	$ 4,003

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when evidence of impairment exists. The Company recorded asset impairment charges for certain intangible assets that were determined to have no estimated fair value (See Note 7). The fair value was determined based on the loss of future expected cash flows for customers who were not retained as a result of the consolidation of the Affiliated Entities. The Company has determined that the impairment qualifies as a Level 3 measurement under the fair value hierarchy.

5. RECEIVABLES FROM PRODUCT SPONSORS, BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2009, receivables from product sponsors, broker-dealers and clearing organizations and payables to broker-dealers and clearing organizations are as follows (in thousands):

Receivables:	
Commissions receivable from product sponsors and others	$ 93,459
Receivables from clearing organizations	48,734
Receivables from broker-dealers	12,195
Securities failed-to-deliver	6,992
Total receivables	$ 161,380
Payables:	
Securities loaned	$ 7,239
Securities failed-to-receive	5,495
Payables to broker-dealers	2,787
Payables to clearing organizations	2,696
Total payables	$ 18,217

Securities loaned represent amounts due to DTC for collateral received in participation with its stock borrow program.

The Company clears commodities transactions for its customers through another broker-dealer on a fully disclosed basis. The amount payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

6. FIXED ASSETS

The components of fixed assets at December 31, 2009, are as follows (in thousands):

Internally developed software	$ 102,552
Computers and software	79,470
Leasehold improvements	39,845
Furniture and equipment	15,180
Total fixed assets	237,047
Accumulated depreciation and amortization	(151,006)
Fixed assets—net	$ 86,041

7. GOODWILL AND INTANGIBLE ASSETS

On September 15, 2009, the Company purchased customer relationship and sponsor relationship intangible assets from the Affiliated Entities at their approximate carrying amounts of $30.9 million and $11.9 million, respectively. There was no change in the useful lives of the intangible assets, which continue to be amortized over a period of 10 to 20 years. The Company also received goodwill in the form of a capital contribution from LPLH in the amount equal to the carrying value of goodwill held by the Affiliated Entities.

In the fourth quarter of 2009, the Company recorded an impairment charge of $1.5 million for customer relationships. The impairment of customer relationships was determined based upon the attrition of customers and their related revenue streams immediately following the consolidation of the Affiliated Entities.

A summary of the activity in goodwill is presented below (in thousands):

Balance at December 31, 2008	$ 421
Contribution of goodwill from LPLH	11,192
Balance at December 31, 2009	$ 11,613

At December 31, 2009, intangible assets are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Customer relationships	$ 39,228	$ (8,380)	$ 30,848
Sponsor relationships	11,967	(226)	11,741
Total	$ 51,195	$ (8,606)	$ 42,589

8. INCOME TAXES

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance—January 1, 2009	$ 5,611
Postions purchased from the Affiliated Entities	2,087
Increases related to current year tax positions	2,513
Decreases related to transfers to LPLH	(5,611)
Balance—December 31, 2009	$ 4,600

At December 31, 2009, the Company had gross unrecognized tax benefits of $4.6 million. Of this total, $2.1 million represents amounts purchased by the Company from the Affiliated Entities, which were originally acquired as part of a previous acquisition. In accordance with the terms of a related purchase and sale agreement, the acquired unrecognized tax benefits will have no impact on the Company's annual effective tax rate as these are fully indemnified by a third party. At December 31, 2009, the Company has recorded a receivable from the indemnifying party in the amount of $2.1 million, which is included in other assets in the Company's statement of financial condition.

Gross unrecognized tax benefits of $5.6 million were transferred to LPLH during fiscal year 2009 in accordance with the provisions of the Tax Agreement. The Company has additional gross unrecognized tax benefits of $2.5 million as of December 31, 2009, which has been included in due to affiliates, net of any related tax benefit, in the statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the Tax Agreement, no additional payments will be made between the Company and LPLH for the affects of future recognition of unrecognized tax benefits settled with LPLH. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the statement of financial condition. At January 1, 2009, the Company had $0.9 million accrued for penalties. At December 31, 2009, the liability for unrecognized tax benefits included penalties of $0.5 million. Tax expense for the year ended December 31, 2009 includes penalties of $0.5 million. The tax years of 2005-2009 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

9. BANK LOANS PAYABLE

The Company maintains two uncommitted lines of credit. One line has an unspecified limit, and is primarily dependent on the Company's ability to provide sufficient collateral. The other line has a $100.0 million limit and

allows for both collateralized and uncollateralized borrowings. Both lines were utilized during the year, but there were no balances outstanding at December 31, 2009.

10. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service Contracts—The Company is party to certain long-term contracts for systems and services that enable its back office trade processing and clearance.

Future minimum payments under leases, lease commitments and other noncancellable contractual obligations with remaining terms greater than one year as of December 31, 2009 are approximately as follows (in thousands):

2010	$ 23,488
2011	23,487
2012	17,206
2013	10,415
2014	6,217
Thereafter	12,852
Total	$ 93,665

Guarantees—The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will note have a material adverse impact on the Company's statement of financial condition.

Other Commitments—The Company is required to maintain deposits with certain clearing organizations. At December 31, 2009, the Company had pledged $10.0 million and $7.2 million of client-owned securities with the Options Clearing Corporation and DTC, respectively.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its clients. Settlement of these transactions after December 31, 2009, did not have a material impact on the Company's statement of financial condition.

In August of 2007, pursuant to agreements with a large global insurance company, the Company began providing brokerage, clearing and custody services on a fully disclosed basis; offering its investment advisory programs and platforms; and providing technology and additional processing and related services to its customers and clients. The term of the agreements is five years, subject to additional 24-month extensions. Termination fees could be material and may be payable by a terminating or breaching party depending on the specific cause leading to termination.

11. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby

employer contributions are made to the 401(k) plan in an amount equal to the lesser of 20% of the amount designated by the employee for withholding or 2% of the employee's total compensation.

12. RELATED-PARTY TRANSACTIONS

The Company has an intercompany service agreement to provide various infrastructure and broker-dealer support services to affiliates that are indirect wholly owned subsidiaries of LPLH. As part of the agreement, the Company also receives client support services. In consideration of the agreement, the Company receives or pays a monthly administration fee. At December 31, 2009, the Company had a payable of $0.7 million related to the intercompany service agreement, which has been included in due to affiliates in the statement of financial condition.

In addition to the intercompany service agreement, the Company is party to various other intercompany transactions, including the processing of commissions, accounts payable, accounts receivable and payroll that create additional intercompany balances. At December 31, 2009, the Company had a payable of approximately $1.2 million related to these other transactions, which have been included in due to affiliates in the statement of financial condition.

The Company adopted a nonqualified deferred compensation plan offered by LPLH, for the purpose of attracting and retaining customers who operate, for tax purposes, as independent contractors, by providing an opportunity for participating customers to defer receipt of a portion of their gross commissions generated primarily from commissions earned on the sale of various products. The deferred compensation plan has been fully funded to date by participant contributions. At December 31, 2009, the Company had a payable of approximately $0.2 million related to the nonqualified deferred compensation plan, which has been included in due to affiliates in the statement of financial condition.

As discussed in Note 2, the Company's Tax Agreement results in payments to or receipts from LPLH. As of December 31, 2009, the Company had an income tax payable of approximately $3.6 million, which is included in due to affiliates in the statement of financial condition.

The Company receives and pays brokerage commissions to its customers on insurance services offered through LPL Insurance Associates, Inc., an affiliate and wholly owned subsidiary of LPLH. At December 31, 2009, the Company had a payable of approximately $0.3 million, which has been included in due to affiliates in the statement of financial condition.

The Company transacts with certain entities in which its parent, LPLIH, has an equity interest or an affiliation through a majority shareholder, as described below:

Artisan Partners Limited Partnership ("Artisan"), a company majority-owned by one of LPLIH's majority shareholders, pays fees to the Company in exchange for product distribution and record-keeping services. Additionally, as of December 31, 2009, the Company had a receivable from Artisan of $0.5 million, which is included in receivables from product sponsors, broker-dealers and clearing organizations in the statement of financial condition.

American Beacon Advisor, Inc. ("Beacon"), a company majority-owned by one of LPLIH's majority shareholders, pays fees to the Company in exchange for product distribution and record-keeping services. Additionally, as of December 31, 2009, the Company had a receivable from Beacon of $0.1 million, which is included in receivables from product sponsors, broker-dealers and clearing organizations in the statement of financial condition.

13. NET CAPITAL AND REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or the sum of 2% of aggregate debit balances arising from clients' transactions plus 1% of net commission payable, as defined. The Company is also subject to the CFTC's minimum financial requirements, which require that it maintain net capital, as defined, equal to 4% of client funds required to be segregated pursuant to the Commodity Exchange Act, less

the market value of certain commodity options, all as defined. At December 31, 2009, the Company had net capital of $64.1 million, which was $57.9 million in excess of its minimum required net capital.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded in the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

* * * * * *

SUPPLEMENTAL SCHEDULES

SCHEDULE I

LPL FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO AND RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.17 UNDER THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2009
(Dollars in thousands)

	Amount Previously Reported on Unaudited Form X-17 A-5 Part II A	Adjustments		Amounts From Audited Financial Statements
Total capital and allowable credits—total stockholder's equity from statement of financial condition	$ 345,063	$ (1,292)	{a}	$ 343,771
Deductions and/or charges:				
Nonallowable assets included in the following statement of financial condition accounts:				
Receivables from customers and product sponsors	11,987			11,987
Other receivables	83,102	1,238	{b}	84,340
Due to affiliates—net	151	(21)	{c}	130
Fixed assets—net	86,041			86,041
Goodwill	11,613			11,613
Intangible assets	44,052	(1,463)	{d}	42,589
Prepaid expenses	25,549	-		25,549
Other assets	12,876			12,876
Total nonallowable assets	275,371	(246)		275,125
Other deductions	746			746
Total deductions and charges	276,117	(246)		275,871
Net capital before charges on trading securities positions	68,946	(1,046)		67,900
Haircuts on securities positions	3,751			3,751
NET CAPITAL	$ 65,195	$ (1,046)		$ 64,149
Alternative net capital required under the Securities Exchange Act	$ 6,221	$ -		$ 6,221
Excess net capital	$ 58,974			$ 57,928

Explanations:
{a} Decrease in retained earnings
{b} Change in estimate of transaction and other fee revenues
{c} Decrease in due to affiliates
{d} Impairment of customer relationship intangible assets

SCHEDULE II

LPL FINANCIAL CORPORATION
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CLIENTS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) OF THE COMMODITY EXCHANGE ACT AND SCHEDULE OF SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CLIENTS (REGULATION 30.7)
AS OF DECEMBER 31, 2009

As the Company has not executed any commodity client transactions, it is not required to segregate any funds in accordance with the regulations cited above.

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

To the Board of Directors and Stockholder of
LPL Financial Corporation
Boston, Massachusetts

In planning and performing our audit of the financial statements of LPL Financial Corporation (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on that financial statement), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not carry commodities futures accounts for customers or perform custodial functions relating to commodities futures, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) and Regulation 30.7 under the Commodity Futures Trading Commission (CFTC).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 24, 2010